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                                                                     EXHIBIT 3.2

                         CERTIFICATE OF INCORPORATION

                                       OF

                       SOUTHWEST ROYALTIES HOLDINGS, INC.



          FIRST:    The name of the Corporation is

                       SOUTHWEST ROYALTIES HOLDINGS, INC.

          SECOND:   The address of the Corporation's registered office in the
State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

          THIRD:    The purpose of the Corporation is to engage in any lawful
act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, including, without limitation, to invest in other entities.

          FOURTH: The total number of shares which the Corporation shall have authority to issue is 10 million shares of which (i) 5 million shares of par value of Ten Cents ($.10) per share shall be designated Common Stock (the "Common Stock") and (ii) 5 million shares of par value of One Dollar ($1.00) per shares shall be designated preferred stock (the "Preferred Stock").

          FIFTH:    The name and mailing address of the incorporator is H. Allen
Corey, 1800 Republic Centre, 633 Chestnut Street, Chattanooga, Tennessee 37450-1800.

          SIXTH:  Election of directors need not be by written ballot.

          SEVENTH: In furtherance of, and not in limitation of the powers conferred by statute, the Board of Directors is authorized to adopt, amend, or repeal bylaws of the Corporation.

          EIGHTH: No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation law is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted
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by the Delaware General Corporation Law, as so amended. Any repeal or modification of this section EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

          NINTH: The corporation shall have the power to indemnify its directors to the fullest extent permitted by law.

          IN WITNESS WHEREOF, I have made, signed and sealed this Certificate of Incorporation this 1st day of July, 1997.


                                    H. Allen Corey, Incorporator